Exhibit 10.1

30831 Huntwood Avenue, Hayward, CA 94544

(510) 476-2000 Fax (510) 471-3200

www.impaxlabs.com

August 18, 2011

Ms. Carole Ben-Maimon, M.D.

359 Brookway Rd.

Merion Station, PA 19066

OFFER OF EMPLOYMENT

(REVISED)

Dear Carole,

This letter constitutes an offer of employment for you to join Impax Laboratories, Inc. (IMPAX) as the President, Generic Products Division (Global Pharmaceuticals). In this position you will report to Larry Hsu, PhD., President and CEO. You will be based out of our Chalfont, PA office.

In this position your salary will be $18,076.92 paid biweekly ($470,000.00 annually).

You will be eligible to participate in the Impax management bonus program, under which, for each full calendar year, you would be eligible for a bonus targeted at 60% of your base salary and potentially up to 90% of your base salary, in each case depending on the achievement of certain business and individual objectives and criteria.

Your potential bonus for 2011 will be prorated depending on your start date. In addition Impax will pay you a one-time cash payment for 2011, concurrent with the timing of any bonus payments for 2011, in the amount of the difference between the prorated bonus amount you are entitled to under the Impax management bonus program and the amount that you would have been entitled to had you been employed with Impax for 6 (six) months of the year of 2011.

Subject to Board of Directors approval, Impax will award to you: (i) an option to purchase 75,000 shares of Impax common stock, (ii) 24,000 shares of Restricted Stock, in each case subject to our normal vesting schedule of 25% per year starting on the first anniversary of the grant, so long as you remain employed by Impax (these grants are subject to Board of Directors approval and this proposal is not a intended to create any obligation on the part of Impax or its Board of Directors — further details on our equity plans and any specific awards grant to you will be provided following approval of such awards by our Board of Directors).

Impax will also pay you a one-time hiring bonus of $75,000.00 (less applicable taxes and other required withholdings). This hiring bonus will be paid as follows: $37,500.00 after thirty (30) days of employment, $37,500.00 on the first payroll date following the first anniversary of your employment with Impax.

Should your employment with IMPAX be terminated voluntarily or for cause, within a one-year period of your hire date, you will be required to repay the Company100% of the sign-on bonus paid to you to date. Should your employment with IMPAX be terminated voluntarily or for cause, within the second year period of your hire date, you will be required to repay the Company 50% of the sign-on bonus paid to you to date.

Your employment start with IMPAX will be a date mutually agreed between you and the Company, and is currently anticipated to be no later than September 6, 2011. Once there is an agreed start date with the Company you should plan to report for New Hire Orientation at 8:30 am in our Hayward offices at 31047 Genstar Rd., Hayward, CA 94544 on your first day.

You will be eligible for benefits in accordance with the applicable Impax policies for executives, including:

•	medical and dental insurance coverage starting the first of the month following your date of employment;

•	group term life, and group long-term and short-term disability insurance coverage starting the first of the month following three months of employment;

•	participation in the Impax 401(k) Plan on the first day of the first calendar quarter following one month of employment;

•	participation in the Impax Executive Non-Qualified Deferred Compensation Plan;

•	accrual of up to sixteen (16) days of Paid Time Off (PTO) that accrue on a weekly basis (PTO cannot be used until it is earned); and

•	a one-time allowance of four (4) days paid time off for two occasions: September 28, 29, 30, 2011, and October 7, 2011.

You will be entitled to participate in or receive benefits under any other employee benefit plan made available by the company in the future to its employees subject to, and on a basis consistent with, the terms, conditions and overall administration of such plans.

Please note that this employment offer is contingent upon a successful completion of a drug test, background check and credit check paid by the Company. Information regarding drug testing will be provided to you at the point you choose to accept this offer. An Authorization Form and picture ID are required for testing. A positive result will mandate the rescission of this offer.

To comply with the Department of Justice Immigration and Control Act, you will need to provide documentation that supports employment eligibility within the United States. Please bring your documentation with you on your Orientation Day. If you would like a list of acceptable documents, please contact Human Resources. Please bring a voided check or savings account document if you are interested in Payroll Direct Deposit.

Please note that your employment is at will. Accordingly, either you or the company can terminate the employment relationship at any time, with our without advance notice. This offer does not constitute any promise or obligation of any duration of employment nor severance package. If this offer is acceptable, please return the signed original document to me in Human Resources. You can also respond initially by confidential fax at 510-429-2146.

Carole, we believe that you will contribute to the company’s overall success and that IMPAX will provide you the career environment and opportunities that you seek. We look forward to your joining the IMPAX team. If you have any questions please contact Human Resources at 510-240-6045.

Sincerely,

/s/ Paul R. Ulatoski
Paul R. Ulatoski
Vice President Human Resources
Impax Laboratories, Inc.

CC: Larry Hsu

Accepted by:

/s/ Carole Ben-Maimon	August 18, 2011
Carole Ben-Maimon	Date